UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: September 30, 2028 Estimated average burden
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FORM 12b-25	SEC FILE NUMBER 001-12555

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	March 31, 2026

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Protagenic Therapeutics, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

149 Fifth Avenue
Address of Principal Executive Office (Street and Number)

New York, New York 10010
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Company has been unable to complete its Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense because additional time is required to complete the audit of its consolidated financial statements and related disclosures.

During the fiscal year, the Company entered into a business combination transaction requiring the application of complex accounting guidance, accounting, and related financial reporting considerations. Management and the Company’s independent registered public accounting firm require additional time to complete their evaluation of these matters, finalize the Company’s financial statements, complete required audit procedures, and complete the review of the related disclosures.

The Company currently expects to file its Annual Report on Form 10-K within the fifteen-calendar-day extension period permitted under Rule 12b-25.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the Company’s expectation that it will complete its audit and file its Annual Report on Form 10-K within the extension period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, and assumptions that could cause actual results or the timing of events to differ materially from those expressed or implied by such statements.

Factors that could cause actual results to differ materially include, among others, the time required to complete remaining audit procedures, the resolution of complex accounting and financial reporting matters, the completion of management’s financial reporting processes, the completion of the independent registered public accounting firm’s audit procedures, and other risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this Notification. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Garo H. Armen, PhD, Principal Executive Officer and Principal Financial Officer	212	994-8200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Protagenic Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2026	By:	/s/ Garo H. Armen, PhD.,
Principal Executive Officer and
Principal Financial Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).